FILED PURSUANT TO

RULE 424 (B) (3)

REGISTRATION NO: 333-85848

WELLS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 12 DATED OCTOBER 25, 2003 TO THE PROSPECTUS

DATED JULY 26, 2002

This document supplements, and should be read in conjunction with, the prospectus of Wells Real Estate Investment Trust, Inc. dated July 26, 2002, as supplemented and amended by Supplement No. 1 dated August 14, 2002, Supplement No. 2 dated August 29, 2002, Supplement No. 3 dated October 25, 2002, Supplement No. 4 dated December 10, 2002, Supplement No. 5 dated January 15, 2003, Supplement No. 6 dated April 14, 2003, Supplement No. 7 dated May 15, 2003, Supplement No. 8 dated June 15, 2003, Supplement No. 9 dated August 27, 2003, Supplement No. 10 dated September 15, 2003, and Supplement No. 11 dated September 25, 2003. When we refer to the “prospectus” in this supplement, we are also referring to any and all supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	Status of the offering of shares in Wells Real Estate Investment Trust, Inc. (Wells REIT);

(2)	Description of a legal proceeding involving the Wells REIT;

(3)	Status of our share redemption program;

(4)	Revisions to the “Description of Real Estate Investments” section of the prospectus to describe the following real property acquisitions;

(A)	Acquisition of an eight-story office building in Irvine, California (1901 Main Irvine Building);

(B)	Acquisition of an interest in a four-story office building in Hoffman Estates, Illinois (AIU Chicago Building); and

(C)	Acquisition of five multi-story office buildings in Beaverton, Oregon (IBM Portland Buildings);

(5)	Revisions to the “Description of Real Estate Investments” section of the prospectus to describe the sale of the Cort Furniture Building;

(6)	Revisions to the “Management – Executive Officers and Directors” section of the prospectus describing the resignation of John L. Bell as one of our independent directors;

(7)	Revisions to the “Management – The Advisor” section of the prospectus describing the addition of Ron D. Ford as a newly appointed Senior Vice President of Wells Capital, Inc., our advisor, and the resignation of Claire C. Janssen as Vice President of Wells Capital;

(8)	Statements of Revenues Over Certain Operating Expenses for the recently acquired AIU Chicago Building; and

(9)	Unaudited pro forma financial statements of the Wells REIT reflecting the acquisitions of the 1901 Main Irvine Building, the AIU Chicago Building, and the IBM Portland Buildings, and the sale of the Cort Furniture Building.

Status of the Offering

We commenced our initial public offering of common stock on January 30, 1998, which terminated on December 19, 1999, our second public offering of common stock on December 20, 1999, which terminated on December 19, 2000, and our third public offering of common stock on December 20, 2000, which terminated on July 26, 2002. We received approximately $1.59 billion in aggregate gross offering proceeds from the sale of approximately 159.0 million shares in these three prior public offerings.

Pursuant to the prospectus, we commenced our fourth public offering of $3 billion in shares (300 million shares) of common stock on July 26, 2002. As of October 25, 2003, we had received additional gross proceeds of approximately $2.4 billion from the sale of approximately 241.6 million shares in our fourth public offering. Accordingly, as of October 25, 2003, there were approximately $583.6 million in shares (58.4 million shares) remaining available for sale to the public under our fourth public offering, exclusive of shares available under our dividend reinvestment plan.

As of October 25, 2003, we had received aggregate gross offering proceeds of approximately $4.1 billion from the sale of approximately 412.5 million shares in all of our public offerings. After payment of approximately $142.1 million in acquisition and advisory fees and acquisition expenses, payment of approximately $444.9 million in selling commissions and organization and offering expenses, and aggregate common stock redemptions of approximately $64.4 million pursuant to our share redemption program, as of October 25, 2003, we had raised aggregate net offering proceeds available for investment in properties of approximately $3.48 billion out of which approximately $3.23 billion had been invested in real estate properties, and approximately $244.7 million remained available for investment in real estate properties.

Legal Proceedings

On October 9, 2003, Stephen L. Flood, the Luzerne County Controller, and the Luzerne County Retirement Board (Luzerne Board) on behalf of the Luzerne County Employee Retirement System (Plan) filed a lawsuit in the U.S. District Court, Middle District of Pennsylvania against 26 separate defendants including the Wells REIT, Wells Investment Securities, Inc., our dealer manager, and Wells Real Estate Funds, Inc., the parent company of Wells Investment Securities, Inc. (Wells Defendants) (Wells Real Estate Funds, Inc. is also the parent company of Wells Capital, Inc., our advisor). The complaint alleges (1) that certain former members of the Luzerne Board named as defendants breached their fiduciary duties to the Plan by, among other things, permitting the investment of the Plan’s funds in investments not suitable for the Plan because they were long-term illiquid investments, permitting the Plan to pay excessive fees and commissions to co-defendants, and accepting political contributions in exchange for awarding advisory and management agreements, (2) that the other defendants (including the Wells Defendants) aided and abetted such breaches of fiduciary duty, (3) that all defendants violated the Racketeer Influenced and Corrupt Organizations Act (RICO) by engaging in and conspiring to engage in an improper scheme to intentionally defraud the Plan for their own monetary benefit, and (4) that certain defendants (including the Wells Defendants) were unjustly enriched by the fees and commissions paid in connection with the Plan’s investments.

The complaint specifically alleges, among other things, (1) that certain former board member defendants invested $10 million in the Wells REIT on behalf of the Plan, (2) that the investment was not approved by a majority of the Luzerne Board at a public meeting and, consequently, the investment was an inappropriate and void action, (3) that the Wells Defendants and others knew or should have known that the investment, and the fees and commissions associated with the investment, was not a proper investment for the Plan because it was a long-term illiquid investment, and (4) that the Wells Defendants and others knew or should have known that certain Luzerne Board members and certain investment advisors and managers were breaching their fiduciary duties to the Plan.

The Plan is seeking damages of not less than $25 million, treble damages and punitive damages from all defendants on a joint and several liability basis. The Wells REIT believes that this lawsuit is without merit with respect to the Wells Defendants and intends to vigorously defend this lawsuit.

Status of our Share Redemption Program

Our current share redemption program allowed for the redemption of approximately 4.37 million shares at an aggregate cost of approximately $43.7 million for the year ending December 31, 2003. From January 1, 2003 through October 25, 2003, we had redeemed the entire 4.37 million shares of common stock available for redemption for the year at an aggregate cost of approximately $43.7 million and, accordingly, there are no remaining shares available for redemption for the year ending December 31, 2003.

Requests for potential redemption will not be eligible for redemption until after January 1, 2004, subject, in all cases, to our board’s ability to change or terminate our share redemption program at any time in its discretion.

Description of Real Estate Investments

As of October 20, 2003, we had purchased and own interests in 88 real estate properties located in 25 states, exclusive of properties sold. Below is a description of our recent real property acquisitions.

1901 Main Irvine Building

On September 17, 2003, Wells Operating Partnership, L.P. (Wells OP), a Delaware limited partnership formed to acquire, own, lease and operate real properties on behalf of the Wells REIT, purchased an eight-story office building containing approximately 172,000 aggregate rentable square feet located on an approximately 4.8-acre tract of land at 1901 Main Street in Irvine, California (1901 Main Irvine Building) for a purchase price of $45.5 million, plus closing costs. The 1901 Main Irvine Building was purchased from Main & Mac II, L.P., which is not in any way affiliated with the Wells REIT, Wells OP or Wells Capital, Inc., our advisor (Advisor). Wells OP previously purchased five buildings from affiliates of Main & Mac II, L.P. (the Federal Express Colorado Springs Building, the EDS Des Moines Building, the Intuit Dallas Building, the GMAC Detroit Building and the Applera Pasadena Building).

The 1901 Main Irvine Building, which was built in 2001, is leased to BNC Mortgage, Inc. (BNC) (approximately 43%), Aon Service Corporation (Aon) (approximately 26%), General Electric Capital Corporation (GE Capital) (approximately 13%), Citigroup Global Markets Inc. (Citigroup) (approximately 13%) and Alliance Bank (Alliance) (approximately 5%).

BNC is a privately-held corporation engaged in the business of originating, purchasing and selling non-conforming residential mortgage loans. BNC originates loans through a nationwide network of independent mortgage brokers through its full service branch offices and is currently ranked as one of the nation’s top 100 mortgage lenders according to National Mortgage News. The current annual base rent payable under the BNC lease, which expires in 2008, is approximately $2.0 million. In addition, BNC has a right of first refusal to lease additional space in the 1901 Main Irvine Building should space become available, subject to certain expansion rights and rights of first offer of Aon, GE Capital, Citigroup and Alliance.

Aon is a wholly owned subsidiary of Aon Corporation which has its headquarters located in the Aon Center Chicago Building and is a holding company whose subsidiaries provide insurance brokerage, consulting, and insurance underwriting services. Aon Corporation, the guarantor on the Aon lease, has approximately 550 offices in 120 countries worldwide. The current annual base rent payable under the Aon lease, which expires in 2012, is approximately $1.4 million. Aon has the right to terminate the Aon lease in 2009 by paying a termination fee equal to all unamortized tenant improvement allowances and leasing commissions incurred by the landlord in connection with the Aon lease, which is currently estimated to be approximately $0.65 million. In addition, Aon has expansion options and a right of first offer to lease additional space in the 1901 Main Irvine Building should space become available.

The current aggregate annual base rent for GE Capital, Citigroup and Alliance, the remaining three tenants in the 1901 Main Irvine Building, is approximately $1.6 million.

AIU Chicago Building

On September 19, 2003, Wells Fund XIII – REIT Joint Venture Partnership (Wells Fund XIII-REIT Joint Venture), a joint venture partnership between Wells Real Estate Fund XIII, L.P. (Wells Fund XIII) and Wells OP, purchased a four-story office building on a 2.7 acre tract of land located at 5550 Prairie Stone Parkway in Hoffman Estates, Illinois (AIU Chicago Building) from Two Park Center, L.L.C. (Two Park) for a purchase price of $26.3 million, plus closing costs. Two Park is not in any way affiliated with the Wells Fund XIII-REIT Joint Venture, Wells OP, the Wells REIT or our Advisor.

Wells OP contributed approximately $24.0 million and Wells Fund XIII contributed $3 million to the Wells Fund XIII – REIT Joint Venture for their respective shares of the acquisition costs for the AIU Chicago Building. Subsequent to the acquisition of the AIU Chicago Building, Wells OP held an equity percentage interest in the Wells Fund XIII – REIT Joint Venture of approximately 71.89%, and Wells Fund XIII held an equity percentage interest in the Wells Fund XIII – REIT Joint Venture of approximately 28.11%.

The AIU Chicago Building, which was completed in 1999, contains approximately 193,700 rentable square feet and is primarily leased under a net lease (i.e., operating costs and maintenance costs are paid by the tenants) to American Intercontinental University, Inc. (AIU) (approximately 66%). Approximately 31% of the AIU Chicago Building is leased to four additional tenants, and approximately 3% of the AIU Chicago Building is currently vacant.

AIU is a wholly owned subsidiary of EduTrek International, Inc., which is a wholly owned subsidiary of Career Education Corporation (Career Education), a company whose shares are publicly traded on NASDAQ. AIU provides post-secondary education at campuses in Los Angeles, Houston, Fort Lauderdale, London and Atlanta. AIU also provides an online Internet degree program. Career Education, the guarantor of the AIU lease, provides private for-profit post-secondary education at over 75 schools, colleges and universities worldwide. Career Education reported a net worth, as of June 30, 2003, of approximately $473.6 million.

The AIU lease commenced in May 2002 and expires in June 2008, except for approximately 48,933 rentable square feet of the AIU lease (Expansion Space) which expires in December 2010. The current annual base rent payable under the AIU lease is approximately $1.7 million. AIU has the right, at its option, to extend the initial term of its lease, excluding the Expansion Space, for one additional five-year period at the then-current market rental rate. The AIU lease prohibits the Wells Fund XIII – REIT Joint Venture from leasing any space in the AIU Chicago Building to any business which offers post-high school or corporate training as its primary function.

The current aggregate annual base rent for the remaining four tenants in the AIU Chicago Building is approximately $0.8 million.

IBM Portland Buildings

On October 9, 2003, Wells OP purchased four multi-story office buildings and one industrial building containing approximately 364,000 aggregate rentable square feet on an approximately 20.9-acre tract of land (IBM Portland Buildings) and an additional adjacent 31.8-acre tract of land (IBM Land) in Beaverton, Oregon for an aggregate purchase price of approximately $38.2 million, plus closing costs. The IBM Portland Buildings and IBM Land were purchased from International Business Machines Corporation (IBM), which is not in any way affiliated with the Wells REIT, Wells OP or our Advisor.

Three of the five IBM Portland Buildings, located at 15300 SW Koll Parkway, 15350 SW Koll Parkway and 15400 SW Koll Parkway, which were built between 1988 and 1990 and contain an aggregate of approximately 220,000 rentable square feet, are entirely leased under three separate net leases to IBM. The remaining two buildings located at 1345 SW Burlington Drive and 15757 SW Jay Street are currently vacant.

IBM, a company whose shares are publicly traded on the New York Stock Exchange (NYSE), manufactures and sells computer services, hardware and software and is the most diversified provider of computer products and services in the United States. IBM reported a net worth, as of June 30, 2003, of approximately $26.6 billion. The current aggregate annual base rent payable under the IBM leases, which expire in 2008, 2010 and 2012 respectively, is approximately $2.9 million.

Property Management

Wells Management Company, Inc. (Wells Management), an affiliate of the Wells Fund XIII – REIT Joint Venture, the Wells REIT and our Advisor, will manage the 1901 Main Irvine Building and the IBM Portland Buildings on behalf of Wells OP and the AIU Chicago Building on behalf of the Wells Fund XIII – REIT Joint Venture. Wells Management will be paid asset and property management fees in the amount of up to 4.5% of the gross revenues from the 1901 Main Irvine Building, the AIU Chicago Building and the IBM Portland Buildings, subject to certain limitations.

Sale of the Cort Furniture Building

On September 11, 2003, Wells/Orange County Associates (Cort Joint Venture), a joint venture partnership between Wells OP and Fund X and Fund XI Associates, sold a warehouse and office building containing approximately 52,000 rentable square feet located in Fountain Valley, California (Cort Furniture Building) for a $5.77 million sales price.

Wells OP holds an approximately 43.6% equity percentage interest in the Cort Joint Venture. The net sale proceeds allocable to Wells OP as a result of the sale of the Cort Furniture Building were approximately $2.4 million. Wells OP recognized a loss of approximately $165,000 from the sale of the Cort Furniture Building.

Management

The following information should be read in conjunction with the “Management” section beginning on page 31 of the prospectus, as updated in Supplement No. 11, to reflect the following changes.

Executive Officers and Directors

On September 23, 2003, John L. Bell resigned as one of our independent directors. As a result, our current board of directors is comprised of Leo F. Wells, III, Douglas P. Williams and eight independent directors.

The Advisor

On October 20, 2003, Claire C. Janssen resigned as Vice President of Wells Capital. Ron D. Ford is a newly appointed Senior Vice President of Wells Capital. Mr. Ford’s background information is below.

Ron D. Ford, Ph.D. is a Senior Vice President of Wells Capital. Mr. Ford is responsible for all of the finance, risk management, accounting and reporting activities of Wells Capital. Prior to joining Wells in 2003, Mr. Ford was Chief Executive Officer at Media Arts Group, Inc. during 2002. From 1998 to 2001, he was Chief Financial Officer and then President of OneCoast Network, Inc., a sales and marketing company in the wholesale gift segment of consumer goods. From 1995 to 1998, Mr. Ford was with Curtis 1000, a supplier of office business products, as Chief Financial Officer/Chief Information Officer. Mr. Ford has more than 20 years of experience in senior management. He has extensive experience in sales, operations, financial management, information technology and organizational development. Mr. Ford received his undergraduate degree in Business Administration with a magna cum laude from the University of Tennessee. He completed his MBA at Vanderbilt University and earned a doctorate in executive management from the Weatherhead School of Management at Case Western Reserve University. Mr. Ford is a certified public accountant.

Financial Statements

Audited Financial Statements

The statement of revenues over certain operating expenses of the AIU Chicago Building for the year ended December 31, 2002, which is included in this supplement, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Unaudited Financial Statements

The statement of revenues over certain operating expenses of the AIU Chicago Building for the six months ended June 30, 2003, which is included in this supplement, has not been audited.

The pro forma balance sheet of the Wells REIT, as of June 30, 2003, the pro forma statement of income for the year ended December 31, 2002, and the pro forma statement of income for the six months ended June 30, 2003, which are included in this supplement, have not been audited.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

Page
AIU Chicago Building

Report of Independent Auditors	8
Statements of Revenues Over Certain Operating Expenses for the year ended December 31, 2002 (audited) and for the six months ended June 30, 2003 (unaudited)	9

Notes to Statements of Revenues Over Certain Operating Expenses for the year ended December 31, 2002 (audited) and for the six months ended June 30, 2003 (unaudited)	10

Wells Real Estate Investment Trust, Inc. and Subsidiaries

Unaudited Pro Forma Financial Statements

Summary of Unaudited Pro Forma Financial Statements	12

Pro Forma Balance Sheet as of June 30, 2003 (unaudited)	13

Pro Forma Statement of Income for the year ended December 31, 2002 (unaudited)	15

Pro Forma Statement of Income for the six months ended June 30, 2003 (unaudited)	16

Report of Independent Auditors

Joint Ventures Partners

Wells Fund XIII – REIT Joint Venture Partnership:

We have audited the accompanying statement of revenues over certain operating expenses of the AIU Chicago Building for the year ended December 31, 2002. This statement is the responsibility of the AIU Chicago Building’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues over certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues over certain operating expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, and is not intended to be a complete presentation of the AIU Chicago Building’s revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the AIU Chicago Building for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Atlanta, Georgia
September 19, 2003	/s/Ernst & Young LLP

AIU Chicago Building

Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

and the six months ended June 30, 2003 (unaudited)

(in thousands)

	2003	2002
	(Unaudited)
Revenues:
Base rent	$836	$1,506
Tenant reimbursements	855	1,143
Other revenue	719	27

Total revenues	2,410	2,676

Expenses:
Real estate taxes	401	780
Other operating expenses	167	284
General and administrative	126	258
Utilities	100	189
Cleaning	105	152
Management fees	74	80

Total expenses	973	1,743

Revenues over certain operating expenses	$1,437	$933

See accompanying notes.

AIU Chicago Building

Notes to Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

and the six months ended June 30, 2003 (unaudited)

1. Description of Real Estate Property Acquired

On September 19, 2003, the Wells Fund XIII – REIT Joint Venture Partnership (“Wells Fund XIII – REIT”) acquired the AIU Chicago Building, a four-story office building containing approximately 194,000 square feet located in Hoffman Estates, Illinois, from Two Park Center, L.L.C. (“Two Park Center”), an unrelated third-party. Total consideration for the acquisition was approximately $26.3 million. Wells Fund XIII – REIT is a joint venture partnership between Wells Real Estate Fund XIII, L.P. and Wells Operating Partnership, L.P. (“Wells OP”). Wells OP is a Delaware limited partnership formed to acquire, own, lease, operate, and manage real properties on behalf of Wells Real Estate Investment Trust, Inc., a Maryland corporation. As the sole general partner of Wells OP, Wells Real Estate Investment Trust, Inc. possesses full legal control and authority over the operations of Wells OP.

2. Basis of Accounting

The accompanying statements of revenues over certain operating expenses are presented in conformity with accounting principles generally accepted in the United States and in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain historical expenses that are not comparable to the proposed future operations of the property such as certain ancillary income, amortization, depreciation, interest and corporate expenses. Therefore, the statements will not be comparable to the statements of operations of the AIU Chicago Building after its acquisition by Wells Fund XIII – REIT.

3. Significant Accounting Policies

Rental Revenues

Rental revenue is recognized on a straight-line basis over the terms of the related leases. The excess of rental income recognized over the amounts due pursuant to lease terms is recorded as straight-line rent receivable. The adjustment to straight-line rent receivable increased revenue by approximately $36,000 for the year ended December 31, 2002 and approximately $40,000 for the six months ended June 30, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AIU Chicago Building

Notes to Statements of Revenues Over Certain Operating Expenses

(continued)

For the year ended December 31, 2002

and the six months ended June 30, 2003 (unaudited)

4. Description of Leasing Arrangements

Two Park Center’s interests in all lease agreements were assigned to Wells Fund XIII – REIT upon its acquisition of the AIU Chicago Building. The office space is leased to tenants under leases with terms that vary in length. Certain leases contain reimbursement clauses and renewal options. One tenant, Hartford Computer Group, Inc. (“Hartford”), terminated its lease for approximately 49,000 square feet in March 2003. Hartford paid Two Park Center a termination fee of $700,000, which is included in Other Revenue for the six months ended June 30, 2003.

5. Future Minimum Rental Commitments

Future minimum rental commitments for the years ended December 31 are as follows (in thousands):

2003	$1,976
2004	2,557
2005	2,632
2006	2,621
2007	2,445
Thereafter	3,106

$15,337

Four tenants, Hartford, American Intercontinental University, Inc. (“AIU”), Future Electronics Corporation (“Future”) and Philips Electronics North America Corporation (“Philips”) contributed approximately 45%, 15%, 14% and 13%, respectively, of rental income for the year ended December 31, 2002. AIU, Philips, Hartford and Future contributed approximately 35%, 25%, 14% and 13%, respectively, of rental income for the six months ended June 30, 2003. Subsequent to December 31, 2002, AIU and Philips will contribute approximately 74% and 13%, respectively, of the future minimum rental income of those leases in place as of that date.

6. Interim Unaudited Financial Information

The statement of revenues over certain operating expenses for the six months ended June 30, 2003 is unaudited; however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the financial statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

SUMMARY OF UNAUDITED PRO FORMA FINANCIAL STATEMENTS

This pro forma information should be read in conjunction with the financial statements and notes of Wells Real Estate Investment Trust, Inc., a Maryland Corporation (the “Wells REIT”), included in its annual report on Form 10-K for the year ended December 31, 2002 and its quarterly report on Form 10-Q for the six months ended June 30, 2003. In addition, this pro forma information should be read in conjunction with the financial statements and notes of certain acquired properties included in various Form 8-Ks previously filed.

The following unaudited pro forma balance sheet as of June 30, 2003 has been prepared to give effect to the third quarter 2003 acquisitions of the ISS Atlanta III Building, the Lockheed Martin Rockville Buildings, the Cingular Atlanta Building, the Applera Pasadena Building, the Continental Casualty Orange County Building and the Polo Ralph Lauren Newark Building by Wells Operating Partnership, L.P. (“Wells OP”) and the Aventis Northern NJ Building by Wells Bridgewater I, LLC, of which Wells OP is the sole member, (the “Other Recent Acquisitions”) and the 1901 Main Building and the IBM Portland Buildings by Wells OP and the AIU Chicago Building by Wells Fund XIII-REIT Joint Venture Partnership (“Wells Fund XIII-REIT), a joint venture partnership between Wells Real Estate Fund XIII, L.P and Wells OP, (collectively, the “Recent Acquisitions”) and the disposition of the Cort Furniture Building by Wells/Orange County Associates, a joint venture partnership between Fund X and Fund XI Associates and Wells OP, as if the acquisitions and disposition occurred on June 30, 2003. Wells OP’s ownership percentage in Wells Fund XIII-REIT increased from 61.28% to 71.89% as a result of its disproportionate contribution, which was used to partially fund the acquisition of the AIU Chicago Building. Wells OP held an interest of approximately 43.67% in the Cort Furniture Building through its indirect equity interest in Wells/Orange County Associates.

Wells OP is a Delaware limited partnership that was organized to own and operate properties on behalf of Wells REIT. As the sole general partner of Wells OP, Wells REIT possesses full legal control and authority over the operations of Wells OP. Accordingly, the accounts of Wells OP are consolidated with those of Wells REIT.

The following unaudited pro forma statement of income for the six months ended June 30, 2003 has been prepared to give effect to the first quarter 2003 acquisitions of the East Point Cleveland Buildings and the 150 West Jefferson Detroit Building, the second quarter 2003 acquisitions of the Citicorp Englewood Cliffs, NJ Building, the US Bancorp Minneapolis Building, the Aon Center Chicago Building, the GMAC Detroit Building and the IBM Reston Buildings (collectively, the “2003 Acquisitions”), the Recent Acquisitions and the disposition of the Cort Furniture Building as if the acquisitions and disposition occurred on January 1, 2002.

The following unaudited pro forma statement of income for the year ended December 31, 2002 has been prepared to give effect to the 2002 acquisition of the Vertex Sarasota Building (formerly, the Arthur Andersen Building), the Transocean Houston Building, the Novartis Atlanta Building, the Dana Corporation Buildings, the Travelers Express Denver Buildings, the Agilent Atlanta Building, the BellSouth Ft. Lauderdale Building, the Experian/TRW Buildings, the Agilent Boston Building, the TRW Denver Building, the MFS Phoenix Building, the ISS Atlanta Buildings, the PacifiCare San Antonio Building, the BMG Greenville Buildings, the Kraft Atlanta Building, the Nokia Dallas Buildings, the Harcourt Austin Building, the IRS Long Island Buildings, the KeyBank Parsippany Building, the Allstate Indianapolis Building, the Federal Express Colorado Springs Building, the EDS Des Moines Building, the Intuit Dallas Building, the Daimler Chrysler Dallas Building, the NASA Buildings, the Caterpillar Nashville Building, the Capital One Richmond Buildings, the John Wiley Indianapolis Building and the Nestle Los Angeles Building (collectively, the “2002 Acquisitions”), the 2003 Acquisitions, the Recent Acquisitions and the disposition of the Cort Furniture Building as if the acquisitions and disposition occurred on January 1, 2002. The Kerr McGee Property, the AmeriCredit Phoenix Property, the ISS Atlanta III Building and the Continental Casualty Orange County Building had no operations during the year ended December 31, 2002.

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the 2002 Acquisitions, 2003 Acquisitions, the Recent Acquisitions and the disposition of the Cort Furniture Building been consummated as of January 1, 2002. In addition, the pro forma balance sheet includes allocations of the purchase price for certain acquisitions based upon preliminary estimates of the fair value of the assets and liabilities acquired. Therefore, these allocations may be adjusted in the future upon finalization of these preliminary estimates.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA BALANCE SHEET

JUNE 30, 2003

(in thousands, except share amounts)

(Unaudited)

ASSETS

	Wells Real Estate Investment Trust, Inc. (a)	Pro Forma Adjustments
		Recent Acquisitions								Disposition
		Other		1901 Main Irvine		AIU Chicago		IBM Portland		Cort Furniture		Pro Forma Total
REAL ESTATE ASSETS, at cost:
Land	$342,885	$40,920	(b)	$6,000	(b)	$0		$9,437	(b)	$0		$401,403
		1,529	(c)	246	(c)	0		386	(c)	0

Buildings, less accumulated depreciation of $107,872	2,575,249	310,891	(b)	39,587	(b)	0		28,998	(b)	0		2,968,645
		11,113	(c)	1,620	(c)	0		1,187	(c)	0

Construction in progress	532	0		0		0		0		0		532

Total real estate assets	2,918,666	364,453		47,453		0		40,008		0		3,370,580

INVESTMENT IN JOINT VENTURES	82,513	0		0		24,360	(f)	0		(2,599	)(i)	104,274

CASH AND CASH EQUIVALENTS	59,105	(251,811	)(b)	(45,587	)(b)	(23,402	)(g)	(38,435	)(b)	2,430	(j)	374,032
		699,230	(d)
		(27,498	)(e)

RENT RECEIVABLE	26,814	0		0		0		0		0		26,814

DEFERRED PROJECT COSTS	1,864	(12,642	)(c)	(1,866	)(c)	(958	)(h)	(1,573	)(c)	0		12,323
		27,498	(e)

DUE FROM AFFILIATES	1,807	0		0		0		0		0		1,807

PREPAID EXPENSES AND OTHER ASSETS, NET	12,656	0		0		0		0		0		12,656

DEFERRED LEASE ACQUISITION COSTS, NET	11,880	0		0		0		0		0		11,880

INTANGIBLE LEASE ASSETS	22,839	0		0		0		0		0		22,839

INVESTMENT IN BONDS	54,500	0		0		0		0		0		54,500

Total assets	$3,192,644	$799,230		$0		$0		$0		$(169)		$3,991,705

LIABILITIES AND SHAREHOLDERS’ EQUITY

(in thousands, except share amounts)

	Wells Real Estate Investment Trust, Inc. (a)	Pro Forma Adjustments							Pro Forma Total
		Recent Acquisitions					Disposition
		Other		1901 Main Irvine	AIU Chicago	IBM Portland	Cort Furniture
LIABILITIES:
Borrowings	$308,765	$100,000	(b)	$0	$0	$0	$0		$408,765
Obligations under capital lease	54,500	0		0	0	0	0		54,500
Intangible lease liability	46,249	0		0	0	0	0		46,249
Accounts payable and accrued expenses	57,013	0		0	0	0	0		57,013
Due to affiliate	5,061	0		0	0	0	0		5,061
Dividends payable	9,532	0		0	0	0	0		9,532
Deferred rental income	9,379	0		0	0	0	0		9,379

Total liabilities	490,499	100,000		0	0	0	0		590,499

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST OF UNIT HOLDER IN OPERATING PARTNERSHIP	200	0		0	0	0	0		200

SHAREHOLDERS’ EQUITY:
Common shares, $.01 par value; 750,000,000 shares authorized, 322,219,052 shares issued and 317,026,812 outstanding at June 30, 2003	3,222	786	(d)	0	0	0	0		4,008
Additional paid-in capital	2,863,705	698,444	(d)	0	0	0	(169	)(k)	3,561,980
Cumulative distributions in excess of earnings	(113,052)	0		0	0	0	0		(113,052)
Treasury stock, at cost, 5,192,240 shares at June 30, 2003	(51,922)	0		0	0	0	0		(51,922)
Other comprehensive loss	(8)	0		0	0	0	0		(8)

Total shareholders’ equity	2,701,945	699,230		0	0	0	(169)		3,401,006

Total liabilities and shareholders’ equity	$3,192,644	$799,230		$0	$0	$0	$(169)		$3,991,705

(a)	Historical financial information derived from quarterly report on Form 10-Q.
(b)	Reflects Wells Real Estate Investment Trust, Inc.’s purchase price for the land, building and liabilities assumed, net of any purchase price adjustments.
(c)	Reflects deferred project costs applied to the land and building at approximately 4.094% of the cash paid for purchase.
(d)	Reflects capital raised through issuance of additional shares subsequent to June 30, 2003 through the IBM Portland acquisition date, net of organizational and offering costs, commissions and dealer-manager fees.
(e)	Reflects deferred project costs capitalized as a result of additional capital raised described in note (d) above.
(f)	Reflects Wells Real Estate Investment Trust, Inc.’s proportionate share of the cost to acquire the AIU Chicago Building.
(g)	Reflects Wells Real Estate Investment Trust, Inc.’s contribution to Wells Fund XIII-REIT, which increased its interest in the joint venture from 61.28% to 71.89%.
(h)	Reflects deferred project costs applied to Wells Fund XIII-REIT at approximately 4.094% of purchase price.
(i)	Reflects the portion of Wells Real Estate Investment Trust, Inc.’s investment in Wells/Orange County Associates, which is attributable to the Cort Furniture Building.
(j)	Reflects Wells Real Estate Investment Trust, Inc.’s proportionate share of the Cort Furniture Building net sales proceeds.
(k)	Reflects Wells Real Estate Investment Trust, Inc.’s proportionate share of the loss recognized on the sale of the Cort Furniture Building.

The accompanying notes are an integral part of this statement.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

(in thousands, except per share amounts)

(Unaudited)

	Wells Real Estate Investment Trust, Inc. (a)	Pro Forma Adjustments														Pro Forma Total
						Recent Acquisitions								Disposition
		2002 Acquisitions		2003 Acquisitions		Other		1901 Main Irvine		AIU Chicago		IBM Portland		Cort Furniture
REVENUES:
Rental income	$107,526	$98,599	(b)	$77,148	(b)	$31,628	(b)	$2,555	(b)	$0		$3,154	(b)	$0		$320,610
Tenant reimbursements	18,992	9,584	(c)	52,461	(c)	4,225	(c)	0	(c)	0		2,138	(c)	0		87,400
Equity in income of joint ventures	4,700	648	(d)	0		0		0		(145	)(d)	0		(237	)(i)	4,966
Lease termination income	1,409	0		0		0		0		0		0		0		1,409
Interest and other income	7,001	0		0		0		0		0		0		0		7,001

	139,628	108,831		129,609		35,853		2,555		(145)		5,292		(237)		421,386

EXPENSES:
Depreciation	38,780	34,362	(e)	32,088	(e)	11,724	(e)	1,648	(e)	0		1,207	(e)	0		119,809
Interest expense	4,638	9,657	(f)	24,407	(f)	3,990	(f)	0	(f)	0		0		0		42,692
Property operating costs	26,949	25,244	(g)	65,996	(g)	9,589	(g)	1,361	(g)	0		2,371	(g)	0		131,510
Management and leasing fees	5,155	3,196	(h)	5,833	(h)	1,614	(h)	115	(h)	0		231	(h)	0		16,144
General and administrative	3,244	0		0		0		0		0		0		0		3,244
Legal and accounting	1,008	0		0		0		0		0		0		0		1,008

	79,774	72,459		128,324		26,917		3,124		0		3,809		0		314,407

NET INCOME	$59,854	$36,372		$1,285		$8,936		$(569)		$(145)		$1,483		$(237)		$106,979

EARNINGS PER SHARE, basic and diluted	$0.41															$0.27

WEIGHTED AVERAGE SHARES, basic and diluted	145,633															394,462

(a)	Historical financial information derived from annual report on Form 10-K.
(b)	Rental income is recognized on a straight-line basis.
(c)	Consists of operating costs reimbursements.
(d)	Reflects Wells Real Estate Investment Trust, Inc.’s equity in income of the Wells Fund XIII-REIT Joint Venture related to the John Wiley Indianapolis Building and the AIU Chicago Building. The pro forma adjustment results from rental revenues less operating expenses, management fees and depreciation.
(e)	Depreciation expense is recognized using the straight-line method and a 25-year life.
(f)	Represents interest expense on lines of credit used to acquire assets, which bore interest at approximately 3.99% for the year ended December 31, 2002, interest expense on loan used to acquire the Aon Center Chicago Building, which bore interest at approximately 4.858% for the year ended December 31, 2002 and assumed mortgages on the BMG Greenville Buildings and Nestle Los Angeles Building, which bore interest at 8.5%, 8% and 3.39% for the year ended December 31, 2002, respectively.
(g)	Consists of operating expenses.
(h)	Management and leasing fees are generally calculated at 4.5% of rental income and tenant reimbursements.
(i)	Reflects Wells Real Estate Investment Trust, Inc.’s equity in income of Wells/Orange County Associates related to the Cort Furniture Building. The pro forma adjustment results from gross revenues less operating expenses, management fees, administrative costs, depreciation and amortization.

The accompanying notes are an integral part of this statement.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2003

(in thousands, except per share amounts)

(Unaudited)

	Wells Real Estate Investment Trust, Inc. (a)	Pro Forma Adjustments												Pro Forma Total
		2003 Acquisitions		Recent Acquisitions								Disposition
				Other		1901 Main Irvine		AIU Chicago		IBM Portland		Cort Furniture
REVENUES:
Rental income	$122,312	$27,355	(b)	$17,862	(b)	$2,029	(b)	$0		$1,577	(b)	$0		$171,135
Tenant reimbursements	26,058	17,050	(c)	2,381	(c)	43	(c)	0		1,069	(c)	0		46,601
Equity in income of joint ventures	2,392	0		0		0		615	(h)	0		(114	)(i)	2,893
Interest and other income	2,315	0		0		0		0		0		0		2,315

	153,077	44,405		20,243		2,072		615		2,646		(114)		222,944

EXPENSES:
Depreciation	44,278	10,898	(d)	6,286	(d)	824	(d)	0		604	(d)	0		62,890
Property operating costs	41,039	21,206	(e)	5,640	(e)	1,045	(e)	0		1,185	(e)	0		70,115
Management and leasing fees	5,488	1,998	(f)	911	(f)	93	(f)	0		116	(f)	0		8,606
General and administrative	2,523	0		0		0		0		0		0		2,523
Interest expense	7,400	7,655	(g)	1,645		0		0		0		0		16,700

	100,728	41,757		14,482		1,962		0		1,905		0		160,834

NET INCOME	$52,349	$2,648		$5,761		$110		$615		$741		$(114)		$62,110

EARNINGS PER SHARE, basic and diluted	$0.20													$0.16

WEIGHTED AVERAGE SHARES, basic and diluted	258,575													394,462

(a)	Historical financial information derived from quarterly report on Form 10-Q.
(b)	Rental income is recognized on a straight-line basis.
(c)	Consists of operating costs reimbursements.
(d)	Depreciation expense is recognized using the straight-line method and a 25-year life.
(e)	Consists of operating expenses.
(f)	Management and leasing fees are generally calculated at 4.5% of rental income and tenant reimbursements.
(g)	Represents interest expense on lines of credit used to acquire assets, which bore interest at approximately 3.29% for the six months ended June 30, 2003 and interest expense on loan used to acquire the Aon Center Chicago Building, which bore interest at approximately 4.40% for the six months ended June 30, 2003.
(h)	Reflects Wells Real Estate Investment Trust, Inc.’s equity in income of the Wells Fund XIII-REIT Joint Venture related to the AIU Chicago Building. The pro forma adjustment results from rental revenues less operating expenses, management fees and depreciation.
(i)	Reflects Wells Real Estate Investment Trust, Inc.’s equity in income of Wells/Orange County Associates related to the Cort Furniture Building. The pro forma adjustment results from gross revenues less operating expenses, management fees, administrative costs, depreciation and amortization.

The accompanying notes are an integral part of this statement.